Exhibit 99.1

GORILLA TECHNOLOGY GROUP INC.

June 14, 2023

Dear Shareholders:

On behalf of the Board of Directors, I cordially invite you to attend the 2023 annual general meeting of shareholders (the “AGM”) of Gorilla Technology Group Inc. (the “Company”), which will be held on July 12, 2023 via live webcast. You will be able to attend the AGM and submit questions and vote during the meeting via live webcast by first registering at http://viewproxy.com/gorillatech/2023/htype.asp. You will receive a meeting invitation by e-mail with your unique join link along with a password prior to the meeting date. Shareholders will be able to listen, vote and submit questions during the virtual meeting. On the day of the annual meeting, you may only vote during the meeting by e-mailing a copy of your legal proxy to virtualmeeting@viewproxy.com in advance of the meeting.

We have sent our shareholders of record as of the close of business on May 9, 2023 a Notice Regarding the Availability of Proxy Materials. The notice contains instructions on how to access our Proxy Statement and vote online. If you would like to receive a printed copy of our proxy materials from us instead of downloading a printable version from the Internet, please follow the instructions for requesting such materials included in the notice, as well as in the attached Proxy Statement.

Attached to this letter are a Notice of Annual General Meeting of Shareholders and Proxy Statement, which describe the business to be conducted at the AGM.

Your vote is important to us. Please act as soon as possible to vote your shares. It is important that your shares are represented at the AGM, whether or not you plan to attend the AGM. Please promptly vote your shares electronically over the Internet, by telephone or, if you receive a paper copy of the proxy card by mail, by returning your signed proxy card in the envelope provided. This will not prevent you from voting your shares in person if you subsequently choose to attend the AGM.

Sincerely,

Jayesh “Jay” Chandan

Chairman of the Board

GORILLA TECHNOLOGY GROUP INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 12, 2023

NOTICE IS HEREBY GIVEN that the 2023 Annual General Meeting of Shareholders (the “AGM”) of Gorilla Technology Group Inc. (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, will be held at 9:00 a.m. ET on July 12, 2023 via live webcast at http://viewproxy.com/gorillatech/2023/htype.asp.

The following proposals will be submitted to shareholders for approval at the AGM:

1.	To resolve as an ordinary resolution to approve the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “2023 Plan”); and

2.

To resolve as an ordinary resolution to approve the re-appointment of PricewaterhouseCoopers Taiwan (“PwC Taiwan”) as the Company’s independent registered auditor for the year ending December 31, 2023, and to authorize the Board to fix such auditor’s annual compensation.

These items of business are described in the Proxy Statement that follows this notice. Shareholders of record at the close of business on May 9, 2023 are entitled to receive notice of, attend and vote at the AGM, or any postponement or adjournment thereof.

Your vote is important. Voting your shares will ensure the presence of a quorum at the AGM. Please promptly vote your shares by following the instructions for voting by completing, signing, dating and returning your proxy card or by Internet or telephone as described on your proxy card or notice. A proxy card sent by mail must be received no later than July 10, 2023.

By Order of the Board of Directors,

Jayesh “Jay” Chandan
Chairman of the Board

This Notice of Annual General Meeting of Shareholders and Proxy Statement are first being distributed or made available, as the case may be, on or about June 14, 2023.

GORILLA TECHNOLOGY GROUP INC.

PROXY STATEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 12, 2023

This proxy statement (the “Proxy Statement”) is being furnished by and on behalf of the board of directors (the “Board” or the “Board of Directors”) of Gorilla Technology Group Inc. (the “Company,” “we,” “us,” or “our”), in connection with our 2023 Annual General Meeting of Shareholders (the “AGM”).

GENERAL INFORMATION ABOUT THE AGM AND VOTING

When and where will the AGM be held?

The AGM will be held at 9:00 a.m. ET on July 12, 2023 via live webcast. You will be able to attend the AGM and submit questions during the meeting by first registering at http://viewproxy.com/gorillatech/2023/htype.asp. You will receive a meeting invitation by e-mail with your unique join link along with a password prior to the meeting date. Shareholders will be able to listen, vote and submit questions during the virtual meeting. On the day of the annual meeting, as a beneficial holder you may only vote during the meeting by e-mailing a copy of your legal proxy to virtualmeeting@viewproxy.com in advance of the meeting and using the control number that is assigned to you once legal proxy is received. As a registered holder, all you will need is the control number on your proxy card or notice to vote during the virtual meeting.

What is the purpose of the AGM?

The purpose of the AGM is to vote on the following items described in this Proxy Statement:

Proposal No. 1: To resolve as an ordinary resolution to approve the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “2023 Plan”); and

Proposal No. 2: To resolve as an ordinary resolution to approve the re-appointment of PricewaterhouseCoopers Taiwan (“PwC Taiwan”) as the Company’s independent registered auditor for the year ending December 31, 2023, and to authorize the Board to fix such auditor’s annual compensation.

Are there any matters to be voted on at the AGM that are not included in this Proxy Statement?

No matters other than Proposal No. 1 and Proposal No. 2 will be considered at the AGM.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of proxy materials?

We have elected to furnish proxy materials, including this Proxy Statement, to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. Shareholders will not receive paper copies of the proxy materials unless they request them.

Instead, on or about June 14, 2023, we mailed to our shareholders the Notice Regarding the Availability of Proxy Materials and Proxy Card (the “Notice and Access Card”), which provide instructions on how to access and review on the Internet all of the proxy materials. The Notice and Access Card also instruct you as to how to authorize via the Internet or telephone your proxy to vote your shares according to your voting instructions. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials described in the Notice and Access Card.

What does it mean if I receive more than one Notice and Access Card or more than one set of proxy materials?

It means that your shares are held in more than one account at the transfer agent and/or with banks or brokers. Please vote all of your shares. To ensure that all of your shares are voted, for each Notice and Access Card or set of proxy materials, please submit your proxy by phone, via the Internet, or, if you received printed copies of the proxy materials, by signing, dating and returning the enclosed proxy card in the enclosed envelope.

Who is entitled to vote at the AGM?

Shareholders of record as of the close of business on May 9, 2023 (the “Record Date”) are entitled to receive notice of, attend, and vote at the AGM and any postponement or adjournment thereof.

At the close of business on the Record Date, there were 67,601,468 ordinary shares issued and outstanding and entitled to vote, which amount does not include 1,321,624 outstanding ordinary shares currently held in escrow which cannot be voted and does not include 2,814,895 treasury shares. On the basis that voting at the AGM will be conducted by way of a poll, each ordinary share issued and outstanding that may be voted as of the close of business on the Record Date is entitled to one (1) vote on each resolution at the AGM. You will need to obtain your own Internet access if you choose to attend the AGM online and/or vote over the Internet.

Can I vote my shares by filling out and returning the Notice and Access Card?

No. The Notice and Access Card identify the items to be voted on at the AGM, but you cannot vote by marking the Notice and Access Card and returning it. If you would like a paper proxy card, you should follow the instructions in the Notice and Access Card. The paper proxy card you receive will also provide instructions as to how to authorize via the Internet or telephone your proxy to vote your shares according to your voting instructions. Alternatively, you can mark the paper proxy card with how you would like your shares voted, sign the proxy card and return it in the envelope provided.

What is the difference between being a “record holder” and holding shares in “street name”?

A record holder (also called a “registered holder”) holds shares in his or her name. Shares held in “street name” means that shares are held in the name of a bank, broker or other nominee on the holder’s behalf.

What do I do if my shares are held in “street name”?

If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in “street name.” The Notice and Access Card or the proxy materials, if you have elected to receive a hard copy, have been forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares by following their instructions for voting. Please refer to information from your bank, broker or other nominee on how to submit your voting instructions.

How many shareholders must be present to transact business at the AGM?

A quorum must be present at the AGM in order for any business to be transacted. One or more shareholders, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, and entitled to vote, holding in aggregate not less than a majority of the voting power of ordinary shares in issue carrying a right to vote at such general meetings of the Company constitutes a quorum. If you sign and return your paper proxy card or authorize a proxy to vote electronically or telephonically, your shares will be counted to determine whether we have a quorum even if you fail to vote as indicated in the proxy materials.

What if a quorum is not present at the AGM?

If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Board may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

How do I vote my shares and what are the voting deadlines?

If you are a shareholder of record, there are four ways to vote:

1.	by Internet-You can vote over the Internet at www.AALvote.com/GRRR by following the instructions on the Notice and Access Card or proxy card;

2.	by Telephone-You can vote by telephone by calling 1 (866) 804-9616 and following the instructions on the proxy card;

3.	by Mail-You can vote by mail by signing, dating and mailing the proxy card; or

4.

at the AGM- As a beneficial holder, you may only vote during the meeting by e-mailing a copy of your legal proxy to virtualmeeting@viewproxy.com during the registration process, in advance of the meeting. You will then receive a control number to vote during the meeting. As a registered holder, you will need the 11-digit control number provided on your Notice and Access Card, your proxy card or the instructions that accompanied your proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. ET on July 11, 2023. A proxy card sent by mail must be received no later than July 10, 2023. Even if you plan to attend the AGM, we encourage you to vote your shares by proxy. You may still vote your shares at the meeting even if you have previously voted by proxy.

If your shares are held in the name of a bank, broker or other nominee, you will receive instructions on how to vote from the bank, broker or holder of record. You must follow the instructions of such bank, broker or holder of record in order for your shares to be voted.

How can I attend and vote at the AGM?

Shareholders of record of our ordinary shares as of the close of business on the Record Date are entitled to participate in the AGM by attending via live webcast. You will be able to attend the AGM, submit questions and vote during the meeting via live webcast by first registering at http://viewproxy.com/gorillatech/2023/htype.asp. You will receive a meeting invitation by e-mail with your unique join link along with a password prior to the meeting date. Shareholders will be able to listen, vote and submit questions during the virtual meeting. On the day of the annual meeting, as a beneficial holder, you may only vote during the meeting by e-mailing a copy of your legal proxy to virtualmeeting@viewproxy.com during the registration process, in advance of the meeting. You will then receive a control number to vote during the meeting. As a registered holder, you will need the 11-digit control number provided on your Notice and Access Card, your proxy card or the instructions that accompanied your proxy materials.

Instructions on how to connect and participate via the Internet, including how to demonstrate proof of share ownership, are posted at http://viewproxy.com/gorillatech/2023/htype.asp.

Both shareholders of record and street name shareholders will be able to attend the AGM via live audio webcast, submit their questions during the meeting and vote their shares electronically at the AGM.

If you are a registered holder, your virtual control number will be on your Notice of Internet Availability of Proxy Materials or proxy card.

If you hold your shares beneficially through a bank or broker, you must provide a legal proxy from your bank or broker during registration and you will be assigned a virtual control number in order to vote your shares during the annual meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the 2023 annual meeting (but will not be able to vote your shares) so long as you demonstrate proof of share ownership. Instructions on how to connect and participate via the Internet, including how to demonstrate proof of share ownership, are posted at http://viewproxy.com/gorillatech/2023/htype.asp. On the day of the annual meeting, you may only vote during the meeting by e-mailing a copy of your legal proxy to virtualmeeting@viewproxy.com in advance of the meeting.

What if during the check-in time or during the AGM, I have technical difficulties or trouble accessing the virtual meeting website?

There will be technicians ready to assist you with any technical difficulties you may have accessing the annual meeting live audio webcast. Please be sure to check in by 8:45 a.m. ET on July 12, 2023, the day of the meeting, so that any technical difficulties may be addressed before the annual meeting live audio webcast begins. If you encounter any difficulties accessing the webcast during the check-in or meeting time, please email VirtualMeeting@viewproxy.com or call 866-612-8937.

How does the Board recommend that I vote?

The Board recommends that you vote:

1.	FOR the approval of the 2023 Plan; and

2.	FOR the re-appointment of PwC Taiwan as the Company’s independent registered auditor.

How many votes are required to approve each proposal?

Each of the resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (meaning a simple majority of the votes cast by, or on behalf of, the shareholders of ordinary shares voting together, represented in person or by proxy at the AGM).

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Board. The Board’s recommendations are set forth above, as well as with the description of each proposal in this Proxy Statement.

Can I revoke or change my vote after I submit my proxy?

Yes. Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may change your vote and revoke your proxy by:

1.	sending a written statement to that effect to the attention of our Company Secretary at our corporate offices, provided such statement is received no later than July 10, 2023;

2.	voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. ET on July 11, 2023;

3.	submitting a properly signed proxy card with a later date that is received no later than July 10, 2023; or

4.	attending the AGM, revoking your proxy and voting again.

If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy at the AGM if you obtain a signed proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the AGM by itself will not revoke your proxy unless you give written notice of revocation to the Company before your proxy is voted at the AGM.

Who will count the votes?

Representatives of Alliance Advisors, LLC (“Alliance”) will tabulate the votes, and representatives of Alliance will act as inspectors of election.

Where can I find the voting results of the AGM?

The voting results will be published following the AGM in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.

Will I be able to ask questions at the AGM?

As part of the AGM, we will hold a live Q&A session, during which we intend to answer appropriate questions submitted during the meeting and that relate to the matters to be voted on. We intend to reserve up to ten (10) minutes before the closing of the polls to address questions submitted. Only shareholders that have accessed the AGM as a shareholder (rather than a “Guest”) by following the procedures outlined above in “How can I attend and vote at the AGM?” will be able to submit questions during the AGM.

PROPOSAL NO. 1: THE APPROVAL OF THE GORILLA TECHNOLOGY GROUP INC. 2023 OMNIBUS INCENTIVE PLAN

Overview

Our Board believes it is in the best interests of the Company and its shareholders to approve the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “2023 Plan”). On March 6, 2023, our Board approved and adopted, subject to shareholder approval, the 2023 Plan. The 2023 Plan became effective on March 6, 2023. The 2023 Plan is intended to be the successor to our prior equity plan which we refer to as the ESOP. No further grants will be made under the ESOP and all outstanding awards previously granted under the ESOP will remain subject to the terms and conditions of the ESOP.

Shareholder approval of the 2023 Plan is necessary to allow the Company to grant incentive stock options described in Section 422 of the Internal Revenue Code (the “Code”) to our U.S. employees.

The Company believes that equity-based compensation is a critical part of its compensation program. If approved, the 2023 Plan will enable the Company to provide share-based incentives that align the interests of employees, consultants and outside directors with those of the shareholders of the Company by motivating our employees to achieve long-term results and rewarding them for their achievements, and to attract and retain the types of employees, consultants and outside directors who will contribute to the Company’s long-term success.

Summary Description of the 2023 Plan

Outlined below is a summary of the material features of the 2023 Plan. This summary is not a complete description of all provisions of the 2023 Plan and is qualified in its entirety by reference to the 2023 Plan as Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed on April 28, 2023.

Share Awards; Eligibility.  The 2023 Plan provides for incentive stock options, or ISOs, non-qualified stock options, or NSOs, restricted share awards, share unit awards, share appreciation rights, other share-based awards, performance-based share awards, (collectively, “share awards”) and cash-based awards (share awards and cash-based awards are collectively referred to as “awards”). ISOs may be granted only to our employees, including officers, and the employees of our parent or subsidiaries. All other awards may be granted to our employees, officers, our non-employee directors, and consultants and the employees and consultants of our subsidiaries and affiliates.

Share Reserve. The aggregate number of ordinary shares that may be issued pursuant to share awards under the 2023 Plan will not exceed the sum of (i) 10,000,000 ordinary shares (as adjusted for share splits, share dividends, combinations, and the like), plus (ii) an annual increase on the first day of each fiscal year, for a period of not more than ten years, beginning on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to the lesser of (x) 5% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year or (y) such lesser amount (including zero) that the compensation committee of the Board (the “compensation committee”) determines for purposes of the annual increase for that fiscal year.

If restricted shares or ordinary shares issued upon the exercise of options are forfeited, then such shares will again become available for awards under the 2023 Plan. If share units, options, or share appreciation rights are forfeited or terminate for any reason before being exercised or settled, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the 2023 Plan. Any shares withheld to satisfy the exercise price or tax withholding obligation pursuant to any award of options or share appreciation rights will again become available for awards under the 2023 Plan. If share units or share appreciation rights are settled, then only the number of shares (if any) actually issued in settlement of such share units or share appreciation rights will reduce the number of shares available under the 2023 Plan, and the balance (including any shares withheld to cover taxes) will again become available for awards under the 2023 Plan.

Shares issued under the 2023 Plan will be authorized but unissued shares, treasury shares, or previously issued shares. As of the date hereof, no awards have been granted and no ordinary shares have been issued under the 2023 Plan.

Incentive Stock Option Limit. The maximum number of shares that may be issued upon the exercise of ISOs under the 2023 Plan is equal to five (5) times the number of shares specified under clause (i) of the 2023 Plan’s share reserve formula as described above under the heading “—Share Reserve; Eligibility”, plus, to the extent allowable under Section 422 of the Code, any ordinary shares that become available for issuance under the 2023 Plan on account of (i) an award being forfeited before all underlying shares have been issued or settled, or (ii) a portion of the shares underlying an award being withheld to satisfy the exercise price or tax withholding of such award.

Grants to Outside Directors. The sum of (i) the grant date fair value for financial reporting purposes of any awards granted during any calendar year under the 2023 Plan to an outside director as compensation for services as an outside director and (ii) any cash fees paid by us to such outside director during such calendar year for service on our Board, may not exceed seven hundred fifty thousand dollars ($750,000), or, in the calendar year in which the outside director is first appointed or elect to our Board, one million dollars ($1,000,000).

Administration. The 2023 Plan will be administered by the compensation committee appointed by our Board, or by the Board acting as the compensation committee. Subject to the limitations set forth in the 2023 Plan, the compensation committee will have the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or share appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The compensation committee also will have the authority to determine the consideration and methodology of payment for awards. Subject to applicable law, the Board or compensation committee may also authorize one or more of our officers to designate employees, other than officers under Section 16 of the U.S. Securities Exchange Act of 1934, to receive awards and/or to determine the number of such awards to be received by such persons subject to a maximum total number of awards, to the extent applicable.

Repricing; Cancellation and Re-Grant of Share Awards. The compensation committee will have the authority to modify outstanding awards under the 2023 Plan. Subject to the terms of the 2023 Plan, the compensation committee will have the authority to cancel any outstanding share award in exchange for new share awards, including awards having the same or a different exercise price cash, or other consideration, without shareholder approval but with the consent of any adversely affected participant.

Share Options. A share option is the right to purchase a certain number of ordinary shares, at a certain exercise price, in the future. Under the 2023 Plan, ISOs and NSOs are granted pursuant to share option agreements adopted by the compensation committee. The compensation committee determines the exercise price for a share option, within the terms and conditions of the 2023 Plan, provided that the exercise price of a share option generally cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. Options granted under the 2023 Plan vest at the rate specified by the compensation committee.

Share options granted under the 2023 Plan generally must be exercised by the optionee before the earlier of the expiration of such option or the expiration of a specified period following the optionee’s termination of employment. The compensation committee determines the term of the share options up to a maximum of ten years. Each share option agreement will also set forth the extent to which the option recipient will have the right to exercise the option following the termination of the recipient’s service with us, and the right to exercise the option of any executors or administrators of the award recipient’s estate or any person who has acquired such options directly from the award recipient by bequest or inheritance.

Payment of the exercise price may be made in cash or, if provided for in the share option agreement evidencing the award, (1) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (2) future services or services rendered to the company or its affiliates prior to the award, (3) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (4) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (5) by a “net exercise” arrangement, (6) by delivering a full-recourse promissory note, or (7) by any other form that is consistent with applicable laws, regulations, and rules.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our ordinary shares with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our share plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own share possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least one 110% of the fair market value of the ordinary shares subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Share Awards. The terms of any awards of restricted shares under the 2023 Plan will be set forth in a restricted share agreement to be entered into between us and the recipient. The compensation committee will determine the terms and conditions of such restricted share agreements, which need not be identical. A restricted share award may be subject to vesting requirements or transfer restrictions or both. Restricted shares may be issued for such consideration as the compensation committee may determine, including cash, cash equivalents, full recourse promissory notes, past services and future services. Award recipients who are granted restricted shares generally have all of the rights of a shareholder with respect to those shares, provided that dividends and other distributions will not be paid in respect of unvested shares unless otherwise determined by the compensation committee and, in such case, only once such unvested shares vest.

Share Unit Awards. Share unit awards give recipients the right to acquire a specified number of ordinary shares (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the compensation committee and as set forth in a share unit award agreement. A share unit award may be settled by cash, delivery of shares, a combination of cash and shares as deemed appropriate by the compensation committee. Recipients of share unit awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the compensation committee’s discretion and as set forth in the share unit award agreement, share units may provide for the right to dividend equivalents. Dividend equivalents may not be distributed prior to settlement of the share unit to which the dividend equivalents pertain and the value of any dividend equivalents payable or distributable with respect to any unvested share units that do not vest will be forfeited.

Share Appreciation Rights. Share appreciation rights generally provide for payments to the recipient based upon increases in the price of our ordinary shares over the exercise price of the share appreciation right. The compensation committee determines the exercise price for a share appreciation right, which generally cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. A share appreciation right granted under the 2023 Plan vests at the rate specified in the share appreciation right agreement as determined by the compensation committee. The compensation committee determines the term of share appreciation rights granted under the 2023 Plan, up to a maximum of ten years. Upon the exercise of a share appreciation right, we will pay the participant an amount in shares, cash, or a combination of shares and cash as determined by the compensation committee, equal to the product of (1) the excess of the per share fair market value of our ordinary shares on the date of exercise over the exercise price, multiplied by (2) the number of ordinary shares with respect to which the share appreciation right is exercised.

Other Shares Awards. The compensation committee may grant other awards based in whole or in part by reference to our ordinary shares. The compensation committee will set the number of shares under the shares award and all other terms and conditions of such awards.

Cash-Based Awards. A cash-based award is denominated in cash. The compensation committee may grant cash-based awards in such number and upon such terms as it will determine. Payment, if any, will be made in accordance with the terms of the award, and may be made in cash or in ordinary shares, as determined by the compensation committee.

Performance-Based Awards. The number of shares or other benefits granted, issued, retainable and/or vested under a share or share unit award may be made subject to the attainment of performance goals. The compensation committee may utilize any performance criteria selected by it in its sole discretion to establish performance goals.

Changes to Capital Structure. In the event of a recapitalization, share split, or similar capital transaction, the compensation committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2023 Plan, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or share appreciation right.

Transactions. If we are involved in a merger or other reorganization, outstanding awards will be subject to the agreement or merger or reorganization. Subject to compliance with applicable tax laws, such agreement may provide, without limitation, for (1) the continuation of the outstanding awards by us, if we are a surviving corporation, (2) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (3) the immediate vesting, exercisability, and settlement of the outstanding awards followed by their cancellation, (4) cancellation of the award, to the extent not vested or not exercised prior to the effective time of the merger or reorganization, in exchange for such cash or equity consideration (including no consideration) as the compensation committee, in its sole discretion, may consider appropriate, or (5) the settlement of the intrinsic value of the outstanding awards (whether or not vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares) followed by cancellation of such awards, provided that any such amount may be delayed to the same extent that payment of consideration to the holders of shares in connection with the merger or reorganization is delayed as a result of escrows, earnouts, holdbacks or other contingencies.

Change of Control. The compensation committee may provide, in an individual award agreement or in any other written agreement between a participant and us, that the share award will be subject to acceleration of vesting and exercisability in the event of a change of control.

Transferability. Unless the compensation committee provides otherwise, no award granted under the 2023 Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will, the laws of descent and distribution, or pursuant to a domestic relations order, provided that all ISOs may only be transferred or assigned only to the extent consistent with Section 422 of the Code.

Amendment and Termination. Our Board will have the authority to amend, suspend, or terminate the 2023 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent.

No ISOs may be granted more than ten years after years after the later of (i) the approval of the 2023 Plan by the Board (or if earlier, the shareholders) and (ii) the approval by the Board (or if earlier, the shareholders) of any amendment to the 2023 Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code.

Recoupment. To the extent permitted by applicable law, the compensation committee will have the authority to require that, in the event that we are required to prepare restated financial results owing to an executive officer’s intentional misconduct or grossly negligent conduct, such executive officer will reimburse or forfeit to us the amount of any bonus or incentive compensation (whether cash-based or equity-based) such executive officer received during a fixed period, as determined by the compensation committee, preceding the year the restatement is determined to be required. That executive officer will forfeit or reimburse to us any bonus or incentive compensation to the extent that such bonus or incentive compensation exceeds what the officer would have received in that period based on an applicable restated performance measure or target. We will recoup incentive-based compensation from executive officers to the extent required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules, regulations and listing standards that may be issued under that act.

Board Recommendation

The Board unanimously recommends a vote FOR the ordinary resolution to approve the 2023 Plan.

PROPOSAL NO. 2: THE RE-APPOINTMENT OF PRICEWATERHOUSECOOPERS TAIWAN AS THE COMPANY’S INDEPENDENT REGISTERED AUDITOR

Our Board believes it is in the best interests of the Company to approve the re-appointment of PricewaterhouseCoopers Taiwan (“PwC Taiwan”), an independent registered public accounting firm, as the Company’s independent registered auditor for the fiscal year ending December 31, 2023 and the authorization for the Board, acting through our audit committee, to fix the remuneration of the Company’s independent registered auditor for the fiscal year ending December 31, 2023.

Principal Auditor Fees

PwC Taiwan has served as the Company’s principal auditor since 2007.

The following table includes aggregate fees billed to the Company for professional services rendered by PwC Taiwan for the fiscal years ended December 31, 2022 and December 31, 2021.

	Year Ended
	December 31
Items	2022	2021
	(dollars in thousands)
Audit Fees (1)	$653	$819
Audit Related Fees	-	-
Tax Fees (2)	19	19
All Other Fees	-	-
Total	$672	$838

(1):	“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal external accountants for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2):	“Tax Fees” represents the aggregate fees billed in the fiscal period listed for professional services rendered by our principal external accountants for tax compliance and transfer pricing services.

The policy of our audit committee is to pre-approve all auditing and non-audit services provided by our principal external accountants, including audit services, audit-related services, tax services and other services as described above.

Pre-Approval Policies and Procedures

The advance approval of our audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

Board Recommendation

The Board unanimously recommends a vote FOR the ordinary resolution to re-appoint PwC Taiwan as the Company’s independent registered auditor for the fiscal year ending December 31, 2023.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the U.S. Securities and Exchange Commission (the “SEC”). Our Annual Report on Form 20-F filed with the SEC on April 28, 2023 and other filings with the SEC are available for viewing and downloading on the SEC’s website at www.sec.gov. Such information is not incorporated by reference into this Proxy Statement, and you should not consider such information to be part of this Proxy Statement.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.